Yangtze River Development Limited

183 Broadway, Suite 5

New York, NY 10007

December 20, 2016

VIA EDGAR

Tom Kluck, Legal Branch Chief

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Yangtze River Development Limited

Amendment No. 7 to Registration Statement on Form S-1

Filed November 30, 2016

File No. 333-209579

Dear Mr. Kluck:

We are in receipt of your comment letter dated November 15, 2016 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.	We note that, under the Armada Agreement, Wight agreed to issue to you 100 million of its preferred B membership units valued at a minimum of $10 per unit for an aggregate value of $1 billion, which will be converted to limited partnership units in Armada LP upon Armada GP’s contribution of its interest in Wight to Armada LP. Please provide us with a detailed analysis as to whether Yangtze River Development or its subsidiaries is an investment company as defined under the Investment Company Act of 1940 and subject to registration under the Investment Company Act.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the Company nor any of its subsidiaries are not registered investment companies as defined under the Investment Company Act of 1940, as amended (the “1940 Act”) as they do not engage primarily in the business of investing, reinvesting, or trading in securities. The Company, nor its subsidiaries, are not managed like active investment vehicles, are not investment companies registered under the 1940 Act, and are not required to register under the 1940 Act.

Risk Factors, page 7

2.	We note your response to comment 3 of our letter. Please revise to disclose the approximate dollar value of the limited partnership units in Armada LP you expect to hold following the contribution of Wight to Armada LP, or advise. Additionally, please revise to disclose when you expect the entity conversion described in this section to be completed.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised our disclosure to indicate that each limited partnership unit in Armada LP (“LP Units”) at an initial listing price of $10.00/per unit, which it plans to support by only issuing an amount of common LP Units whose 5% minimum annual distribution of $0.50 per unit can be supported by historical annualized EBIDTA, contract revenue or cash on hand. Based on a unit-for-unit exchange on the contribution of Wight to Armada LP, we expect to ultimately hold 100 million LP Units at a total value of One Billion Dollars ($1,000,000,000). We expect the entity conversion to be completed in January 2017.

Description of Business

Armada Financing, page 30

3.	We note your response to comment 4 of our letter. Please revise to describe the basis for your determination that $1.66 billion is a “fair reflection of the value of the project in Wuhan to be completed in 3 years.”

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised our disclosure to indicate that the determined valuation of $1.66 billion of the Company is a fair reflection of the value of the project in Wuhan to be completed in 3 years based upon a valuation report issued by an experienced real estate valuation agency in China - Beijing Jinggang Real Estate Appraisal Co., Ltd., an independent third party who holds the “Qualification Certificate for Real Estate Appraisal Company” in the People’s Republic Of China.

4.	We note your response to comment 5 of our letter, including your statement that Wight “will use its discretionary funds from its own financing it anticipates closing in as soon as January 2017 for the first year of construction to be applied in manner to be determined upon satisfaction of its due diligence and site visit.” Please revise your disclosure to clarify, if true, that you anticipate Wight loaning money to the company to fund construction costs in the first year of construction, and to disclose whether you have an agreement with Wight in place regarding this arrangement. If so, please disclose how much money you expect Wight to loan to the company and on what terms.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised our disclosure to indicate that we anticipate Wight or its affiliates will loan money to special purpose vehicle(s) (“SPVs”) formed by the Company for the Wuhan project to fund the first year construction costs. Pursuant to Section 8.1(c)(i) of the Wight operating agreement as well as the Second Addendum to Contribution, Conveyance and Assumption Agreement Dated as of November 30, 2016 (“Addendum”), the terms of the financing of the first year of construction will be set forth in a Construction Memorandum of Understanding to be executed by Wight and the Company (“MOU”).

5.	We note your response to comment 5 that the obligor shall be determined upon how such loans will be constructed. Please revise your disclosure to clarify whether the company or one of its subsidiaries will likely be the obligor on the up to $1 billion in construction financing. Also disclose whether the obligor could be Wight or someone else.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised our disclosure to indicate that said loan will not be debt or equity capital to the Company pursuant to the Addendum. We will not be the obligor, as the obligor will be either Wight or SPV’s while secured by land or buildings of the Wuhan project depending upon how such loans will be structured. The precise funding structures have yet to be determined and will be set forth in the MOU and/or financing documents subject to the parameters set forth in the Addendum.

Consolidated Financial Statements for the Nine Months Ended September 30, 2016 and 2015

20. Subsequent Event, page F-38

6.	We have considered your response to comment 7. We note you indicate that your investment in Wight International Construction LLC is in the form of Preferred B Units that are non-voting. Please revise your disclosures to disclose all significant terms and benefits as holders of the Preferred B Units, such as voting power, distribution preference, and any conversion or exchangeability options.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that since we entered into the Amended and Restated Limited Liability Company Agreement (“LLC Agreement”) with Wight whereby we agreed upon all rights and obligations as holders of the Preferred B Units of Wight on November 16, 2016, we could not disclose such event and the terms in the LLC Agreement in the Subsequent Event section in the Form 10-Q for the quarter ended September 30, 2016 that was filed on October 24, 2016. However, we disclosed that we had entered the LLC Agreement in a current report filed on November 23, 2016. We have also revised our disclosure to disclose all significant terms and benefits as holders of the Preferred B Units of Wight in the Business Description section on page 31 as follows:

Dividends.   The Preferred B Units are specifically designated to be issued to the Company in exchange for the Note and Exchange Shares. The Company is entitled to receive dividend distributions from Common LP Units in Armada LP upon conversion of Preferred B Units, at a rate of 5% per annum, whether or not dividends have been declared by the Board of Directors and whether or not there are profits, surplus or other funds available for the payment of such dividends.

Voting Rights.  Preferred B Units will not have any vote on Company matters unless specifically required by the Delaware Limited Liability Company Act.

Conversion. Preferred B Units shall not be convertible into that number of shares of any other units in Wight.

Distribution Preference. If Wight fails to deliver to the Company $50 million as working capital or part of a firm commitment offering and $150 million construction financing by January 18, 2017, the Company may cause Wight to immediately return all common stocks the Company issued to Wight.

7.	Further to our above comment, please tell us how you intend to account for your investment in Wight International Construction LLC and the related issuance of debt and shares to Wight. Your response should document the facts and circumstances analyzed and the basis in GAAP relied upon to support your chosen accounting treatment. In addition, your response should address how you intend to value any shares issued by you to Wight as part of this transaction and the basis for your conclusions.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we intend to account for our investment in Wight in accordance with ASC 325-20. The cost method would be used since there are no readily determinable fair values for the Preferred B Units, and over which the Company neither has significant influence nor control through investment in the non-voting preferred stock.

The Company determines that the cost of the investment in the Preferred B Units will be the total consideration of our related issuance of debt and shares to Wight.

In addition, we intend to value each share issued by the Company to Wight as part of this transaction by its fair value. The breakdowns of the total fair value of the shares issued on November 16, 2016 are as follows:

In $
Common shares of 50,000,000 issued by converting convertible promissory note at $10.00 per share	500,000,000
Common shares of 60,000,000 issued at $8.33 per share	499,800,000
Total	999,800,000

We hope this response has addressed all of the Staff’s concerns relating to the Comment Letter. Should you have additional questions regarding the information contained herein, please call our lead outside securities counsel Joseph M. Lucosky, Managing Partner of Lucosky Brookman LLP at (732) 395-4402, or email him at jlucosky@lucbro.com.

Yangtze River Development Limited

By:	/s/ Xiangyao Liu
Name: Xiangyao Liu
Title: Chief Executive Officer